EXHIBIT 3.1

ARTICLES OF AMENDMENT

TO THE ARTICLES OF INCORPORATION

OF

VISIUM TECHNOLOGIES, INC.

Pursuant to Sections 607.10025 and 607.1006 of the Florida Business Corporation Act, Visium Technologies, Inc., a Florida corporation (the “Corporation”), hereby adopts and files these Articles of Amendment to its Articles of Incorporation.

ARTICLE I

NAME OF CORPORATION

The name of the Corporation is Visium Technologies, Inc.

The Florida Department of State, Division of Corporations document number of the Corporation is P15000089010.

ARTICLE II

BOARD ACTION; APPROVALS; DATE OF ADOPTION

On September 10, 2026, the Board of Directors of the Corporation unanimously adopted a written consent approving a combination of the issued and outstanding shares of the Corporation’s common stock, par value $0.0001 per share (the “Common Stock”), at a ratio of one (1) share of Common Stock for each one thousand five hundred (1,500) shares of Common Stock issued and outstanding immediately prior to the Effective Time (the “Reverse Split”).

The Board’s approval, the filing of these Articles of Amendment, and the effectiveness of the Reverse Split are subject to the completion or written waiver, in accordance with the Board’s September 10, 2026 written consent, of all conditions precedent and approvals required by applicable law, the Articles of Incorporation, the Bylaws, and the governing terms of any outstanding certificate of designation, convertible security, or other instrument. To the extent any shareholder approval, class or series vote, or holder consent is required, such approval, vote, or consent shall be obtained before these Articles of Amendment are filed or the Reverse Split becomes effective, as applicable.

ARTICLE III

NO ADVERSE EFFECT; TREATMENT OF PREFERRED STOCK

The Board of Directors has determined that the amendment to the Articles of Incorporation effected hereby does not adversely affect the rights or preferences of the holders of outstanding shares of any class or series of the Corporation, except solely for adjustments expressly required by the terms of any outstanding convertible security, certificate of designation, or other instrument providing for adjustment upon a stock split, combination, reclassification, or similar transaction.

Except solely to the extent of such expressly required adjustments, the amendment effected hereby does not adversely affect the voting, dividend, liquidation, redemption, conversion, or other rights or preferences of any outstanding class or series of the Corporation.

The Corporation’s authorized shares of preferred stock, the number of outstanding shares of each series of preferred stock, and the rights, preferences, and limitations of each outstanding series of preferred stock remain unchanged by these Articles of Amendment, except solely to the extent an adjustment is expressly required by the governing terms of that series or instrument as a consequence of the Reverse Split.

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ARTICLE IV

COMBINATION OF COMMON STOCK

Effective at the Effective Time:

(a)	Each one thousand five hundred (1,500) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall be combined into one (1) share of Common Stock.

(b)	The combination shall be applied lot-by-lot by position type, including CERT, BOOK, DRS, and RSTB/BOOKR positions.

(c)

For each such lot, the number of post-combination shares shall equal the number of pre-combination shares in the lot divided by 1,500, rounded to the nearest whole share, with a fractional remainder of 0.5 or greater rounded upward to one additional whole share.

(d)	Any lot for which the quotient is less than 0.5, representing fewer than 750 pre-combination shares, shall be extinguished and shall receive zero (0) post-combination shares.

(e)	No cash or other consideration shall be paid in lieu of any fractional share or any lot extinguished pursuant to subsection (d).

(f)	There shall be no 100-share odd-lot floor or similar minimum-share provision.

(g)

The nominee position of Cede & Co. / The Depository Trust Company (“DTC”) shall be treated as a single record account for purposes of the combination, and beneficial fractional interests within DTC shall be processed in accordance with applicable DTC rules and participant practices.

ARTICLE V

AMENDMENT TO AUTHORIZED COMMON STOCK

Article IV of the Articles of Incorporation of the Corporation is hereby amended with respect to the authorized shares of Common Stock so that, following effectiveness of these Articles of Amendment, the Corporation is authorized to issue:

Two Million (2,000,000) shares of Common Stock, par value $0.0001 per share.

The par value of the Common Stock shall remain $0.0001 per share.

The authorized shares of preferred stock of the Corporation are not amended, reduced, increased, reclassified, or otherwise affected by these Articles of Amendment.

ARTICLE VI

EFFECT OF REVERSE SPLIT ON PREFERRED STOCK AND CONVERTIBLE INSTRUMENTS

Except as expressly required by the applicable anti-dilution, conversion, adjustment, or similar provisions of an outstanding certificate of designation, convertible security, or other convertible instrument, the Reverse Split shall not directly alter:

(a)	the number of authorized shares of any series of preferred stock;

(b)	the number of outstanding shares of any series of preferred stock;

(c)	the stated value of any series of preferred stock;

(d)	the voting rights of any series of preferred stock;

(e)	the dividend rights of any series of preferred stock;

(f)	the liquidation rights or preferences of any series of preferred stock; or

(g)	the redemption rights of any series of preferred stock.

For the avoidance of doubt, the Reverse Split applies directly only to Common Stock and does not directly split, combine, convert, cancel, redeem, reclassify, reduce, or increase any share of preferred stock.

Any adjustment to a conversion rate, conversion price, number of shares of Common Stock issuable upon conversion, share reservation, or other numerical provision of a living convertible instrument shall be made solely to the extent required by the express terms of that instrument. Nothing in these Articles of Amendment creates, expands, limits, or waives any adjustment right, consent right, voting right, or other right under such instrument.

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ARTICLE VII

NO OTHER AMENDMENTS

Except as expressly amended by these Articles of Amendment, the Articles of Incorporation of the Corporation, as previously amended, remain unchanged and in full force and effect.

ARTICLE VIII

EFFECTIVE TIME

These Articles of Amendment and the amendments and combination effected hereby shall become effective at the later of: (i) the date and time at which these Articles of Amendment are accepted for filing by the Florida Department of State, Division of Corporations; and (ii) the time at which the Financial Industry Regulatory Authority announces the Reverse Split as effective for quotation purposes (the “Effective Time”); provided that these Articles of Amendment shall not be filed until the conditions precedent specified in the Board’s September 10, 2026 written consent have been satisfied or waived in writing in the manner authorized by that consent.

IN WITNESS WHEREOF, these Articles of Amendment have been executed on behalf of Visium Technologies, Inc. by the undersigned duly authorized officer, who acknowledges that the foregoing is true and correct.

VISIUM TECHNOLOGIES, INC.

By:	/s/ Paul R. Taylor
Paul R. Taylor
Chairman and Chief Executive Officer

Date:

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